SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For February 19, 2010

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Grant of Additional Trading Period by the NYSE

São Paulo, February 19, 2010 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (NYSE: SBS; BM&FBovespa: SBSP3) (the "Company"), one of the largest water and sewage services providers in the world based on the number of customers, hereby informs its shareholders and the market in general that the New York Stock Exchange (“NYSE”) Regulation’s Listing and Compliance Committee and the NYSE Regulation senior management agreed to provide the Company, in light of its delay in filing its annual report on Form 20-F for the year ended December 31, 2008 (the “2008 20-F”) with the Securities and Exchange Commission (the “SEC”), with up to an additional four-month trading period, which will expire on May 16, 2010, subject to the NYSE’s reassessment on an ongoing basis.

The Company has not yet filed its 2008 20-F with the SEC due to a qualified report issued by its independent auditors for the fiscal year ended December 31, 2008. The qualification was caused by a lack of provisions for losses relating to the controversial issue of supplementary pension plan benefits provided for by Law 4819/58, originally under the responsibility of the State of São Paulo, but paid by Sabesp, by force of court's decision (the “Disputed Amount”).

As previously informed, the Company will hold an extraordinary general shareholders’ meeting to approve the restatement of its financial statements for the fiscal year ended December 31, 2008 by means of which a provision for expenses relating to the Disputed Amount in the amount of R$409.1 million is recorded in the income for that year. Besides, the proposed restatement also encompasses a provision for the liability related to the actuarial commitment maintained with beneficiaries of Law 4819/58, in the amount of R$535.4 million. The restatement of the Company’s financial statements for the fiscal year ended December 31, 2008 does not affect the reconciliation of the financial statements prepared under Brazilian GAAP to U.S. GAAP, since under U.S. GAAP the amounts of the new provisions were already accounted as an expense in the Company’s statement of income.

The restatement of the financial statements enabled the Company’s independent auditors to issue an unqualified report for the fiscal year ended December 31, 2008. The Company expects to be able to file its 2008 20-F with the SEC within the additional four-month trading period that was granted by the NYSE, which will expire on May 16, 2010.

Capital Markets and Investor Relations

For further information, please contact:

Mario Arruda Sampaio
Phone: (55 11) 3388-8664
E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi
Phone: (55 11) 3388-8793
E-mail: abairoldi@sabesp.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: February 19, 2010

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.